ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

May 23, 2006

06014002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2006
WASH, D.C. 185

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 31, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

US_EAST:5879672.24
13024-2 JG9/JG9

Ad-hoc announcement

FJH: Successful completion of restructuring move prompts management transition

Munich, 23 May 2006 – FJH AG (ISIN DE0005130108), the Prime Standard listed company, has announced that Chairman of the Executive Board Ulrich Korff and CFO Sven-Roger von Schilling will leave the Company with effect from 25 May following presentation of the first quarterly financial statements for 2006 and the successful restructuring of FJH AG.

The departures follow the completion of FJH's restructuring process, which was also confirmed with the publication of the 2005 annual financial statements. As planned, the Company will now re-focus attention on its operating business. Sven-Roger von Schilling will continue to offer the Company his services as a consultant on specific financial issues for a transitional period. The new Executive Board team will consist of current Board members Michael Junker and Thomas Junold, who are taking over the Company's management with immediate effect.

The transition to a lean management team following completion of the restructuring process has been planned from the outset and documents the Company's return to normality with FJH now back on a sound operational footing.

The Supervisory Board extend their gratitude to Ulrich Korff and Sven-Roger von Schilling for helping the Company through such a difficult period and for the favourable progress and successful restructuring achieved.

Ulrich Korff arrived at FJH last year as a restructuring expert and consultant and was appointed Chairman of the Executive Board on 21 June 2005. Sven-Roger von Schilling was also appointed to FJH as a consultant in 2005 and was made CFO on 1 July 2005.

FJH AG
Ragna Strutz
Elsenheimerstraße 65
80687 München
Tel.: +49 (0) 89 76901 517
Fax: +49 (0) 89 76901 606
E-Mail: ragna.strutz@fjh.com
Internet: www.fjh.com